Filed pursuant to Rule 424(b)(3)

Under the Securities Act of 1933
Registration No. 333-105017
SUPPLEMENT TO PROSPECTUS
DATED MAY 28, 2004
A MINIMUM OF 1,000,000 AND UP TO 10,000,000 UNITS
OF LIMITED LIABILITY COMPANY INTEREST

Vestin Fund III, LLC

     We will invest in and operate multifamily, assisted living, office, industrial and retail property and other income producing properties. We also invest in mortgage loans where our collateral is real property.

     We are offering and selling to the public a minimum of 1,000,000 and up to a maximum of 10,000,000 units for $10.00 per unit.

			Expense	Proceeds to
	Price to Public	Selling Commissions	Reimbursement(1)	Vestin Fund III

Per Unit	$10.00	$0.00	$0	$10.00
Total Minimum	$10,000,000	$0.00	$250,000	$9,750,000
Total Maximum	$100,000,000	$0.00	$2,500,000	$97,500,000

(1)	Units will be sold by Vestin Mortgage, Inc. (doing business as Vestin; “Vestin Mortgage”), where permitted, and by Vestin Capital, Inc. (“Vestin Capital”), an affiliate of Vestin Mortgage. Vestin Capital will receive 0.5% of the gross proceeds of the Offering for reimbursement of its expenses for diligence. No commissions will be paid on sales by Vestin Mortgage. All expenses related to this Offering, including expenses incurred in connection with the offer and sale of units under our distribution reinvestment plan, will be advanced by Vestin Mortgage and will be reimbursed by us for up to 2% of the gross proceeds received in this Offering. At Vestin Mortgage’s election, it may receive units in lieu of cash reimbursement. We will invest not less than 97% of the gross proceeds of the Offering.

This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. The most significant risks to your investment include:

•	We were recently organized, have no operating history and lack external financing sources.

•	There is no public trading market for your units and we do not intend to list the units on any national exchange or on Nasdaq. Accordingly your units will lack liquidity.

•	You may not transfer your units without Vestin Mortgage’s consent and without compliance with Federal and state securities laws.

•	The right to redeem your units is restricted by, among other things, a holding period, available cash flow and the number of redemption requests.

•	We rely on Vestin Mortgage to manage our operations, determine our investment guidelines and select our loans and real property for investment. Vestin Mortgage has not previously been engaged in the business of direct investment in real property.

•	As we will invest in unspecified mortgage loans and real property you will not be able to evaluate the terms of mortgages, or other factors involved in a particular loan or the terms of acquisitions of real property.

•	We may experience a greater risk of default on our loans because of our expedient loan approval process and more lenient underwriting standards.

•	We may enter into a financing arrangements, the terms of which may reduce your distributions.

•	Vestin Mortgage will receive substantial fees from borrowers based on the volume and size of mortgages selected for us. Such fees are not shared with us. Additionally, a conflict will arise when Vestin Mortgage decides whether to charge borrowers higher interest rates or obtain higher fees and when Vestin Mortgage determines our advisory and property management fees.

•	If we do not remain qualified as a partnership for Federal income tax purposes, we would be subject to the payment of tax on our income at corporate rates, which would reduce the amount of funds available for distribution.

YOU SHOULD READ THE COMPLETE DISCUSSION OF THE RISK FACTORS BEGINNING ON PAGE 14.

     You must purchase at least 100 units for $1,000 (some states may require higher minimum purchases). To purchase units, you must first sign the enclosed subscription agreement. We will terminate the Offering on November 7, 2005 unless we request an extension.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE UNITS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE USE OF FORECASTS IN THIS OFFERING IS PROHIBITED. NO ONE IS PERMITTED TO MAKE ANY ORAL OR WRITTEN PREDICTIONS ABOUT THE CASH BENEFITS OR TAX CONSEQUENCES YOU WILL RECEIVE FROM YOUR INVESTMENT.

June 7, 2004

NOTICE TO CALIFORNIA RESIDENTS

      Any certificates representing units resulting from any offers or sales of units to California residents will bear the following legend restricting transfer:

It is unlawful to consummate a sale or transfer of this security, or any interest therein, or to receive any consideration therefor, without the prior written consent of the Commissioner of the Corporation of the State of California, except as permitted in the Commissioner’s Rules.

A copy of the applicable rule of the California Commissioner of Corporations will be furnished to each California investor by Vestin Mortgage.

NOTICE TO NEW YORK RESIDENTS

      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

TABLE OF CONTENTS

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	S-1
2.	Quantitative and Qualitative Disclosures about Market Risks	S-6
3.	Legal Proceedings	S-7
4.	Financial Statements for the Three Months Ended March 31, 2004 (Unaudited) of Vestin Fund III, LLC	S-9
5.	Financial Statements for the Three Months Ended March 31, 2004 (Unaudited) of Vestin Group, Inc.	S-18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a financial review and analysis of the Company’s financial condition and results of operations for the three-months ended March 31, 2004. This discussion should be read in conjunction with the Company’s financial statements and accompanying notes and other detailed information regarding the Company appearing elsewhere in this Prospectus Supplement and the Company’s report on Form 10-K for the year ended December 31, 2003.

When used in this Prospectus Supplement the words or phrases “will likely result,” “are expected to,” “is anticipated,” or similar expressions are intended to identify “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to changes in interest rates and fluctuations in operating results. Such factors, which are discussed in Management’s Discussion and Analysis of Financial Condition and Result of Operations, could affect our financial performance and could cause our actual results for future periods to differ materially from any opinion or statements expressed herein with respect to future periods. As a result, we wish to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.

BACKGROUND

Vestin Fund III, LLC (the “Company”) was organized in April 2003 as a Nevada limited liability company for the purpose of investing in mortgage loans originated by the Company’s manager, Vestin Mortgage, Inc. (the “Manager”), a licensed mortgage company in the State of Nevada. Vestin Mortgage is a wholly-owned subsidiary of Vestin Group, Inc., a Delaware corporation (“Vestin Group”), whose common stock is traded on the Nasdaq National Market under the ticker symbol “VSTN.” Vestin Group has received notice from Nasdaq that it no longer meets the minimum value of publicly held shares and shareholder’s equity required for inclusion on the Nasdaq National Market. Vestin Group has applied for transfer to the Nasdaq Small Cap Market. Vestin Mortgage, Inc. is also the manager of Vestin Fund I, LLC, Vestin Fund II, LLC (“Fund II”) and inVestin Nevada, Inc. which are entities in similar businesses to Vestin Fund III, LLC. The loans are secured by real estate through deeds of trust and mortgages.

OVERVIEW

On November 7, 2003, the Company’s Registration Statement as filed with the Securities and Exchange Commission became effective for the initial public offering of up to 10,000,000 units at $10 per unit (“Unit”). The Company commenced operations on February 12, 2004. By March 31, 2004, the Company had sold 1,151,670 units. Members may participate in the Company’s Distribution Reinvestment Plan whereby the member’s distribution may be used to purchase additional units at $10.00 per unit. As of March 31, 2004, an additional 2,211 units have been purchased under this plan.

SUMMARY OF FINANCIAL RESULTS

Three months
ended March 31,
2004
Total revenues	$298,558
Total expenses	122,451

Net income	$181,887

Net income allocated to members per weighted average membership units	$0.17

Annualized rate of return to members (a)	12.66%

Weighted average membership units	1,093,043

(a)	The annualized rate of return to members is calculated based upon the net income allocated to members per weighted average units as of March 31, 2004 divided by the number of days during the period (49 days from February 12, 2004 the day the minimum $10 million was achieved) and multiplied by three hundred and sixty five (365) days, then divided by ten (the $10 cost per unit).

Net Income. Net income for the three months ended March 31, 2004 was derived primarily from interest income on mortgage loans approximating $298,600, and interest income of approximately $5,800, earned on cash and cash equivalents held at bank institutions.

Expenses. For the three months ended March 31, 2004, the Company recorded management fees to Vestin Mortgage, the Company’s manager, of approximately $2,500. In addition, Vestin Mortgage will be reimbursed by the Company for up to 2% of the gross proceeds of the offering. As of March 31, 2004, the Company had incurred approximately $849,000 of offering costs paid by Vestin Mortgage on behalf of the Company, which amounts were recorded as deferred offering costs. These deferred offering costs, which are primarily legal, accounting and registration fees, will be converted to membership units at a price of $10 per unit once the Company receives sufficient gross proceeds to ensure that the deferred offering costs do not exceed 2% of the gross proceeds of the offering. Any additional offering costs incurred by the Company will be converted to membership units in the Company up to 2% of the gross proceeds of the offering and any additional costs may be absorbed by Vestin Mortgage.

Distributions to Members. For the three month period ended March 31, 2004, members received distributions totaling $52,217. The foregoing distributions were paid entirely from Net Income Available for Distribution as defined in the Company’s Operating Agreement. Net Income Available for Distribution is based upon cash flow from operations, less certain reserves, and may exceed net income as calculated in accordance with GAAP.

INVESTMENTS IN MORTGAGE LOANS SECURED BY REAL ESTATE PORTFOLIO

The Company purchased $10,000,000 in investments in mortgage loans from Fund II during the three months ended March 31, 2004. As of March 31, 2004, the Company had investments in mortgage loans secured by real estate totaling $5,000,000, including two loans of which all were secured by first deeds of trust. If the Company holds a second mortgage, it is junior to a first trust deed position also held by the Company.

As of March 31, 2004, the weighted average contractual interest yield on the Company’s investment in mortgage loans is 13.80%. These mortgage loans have contractual maturities within the next 24 months.

Losses may occur from investing in mortgage loans. The amount of losses will vary as the loan portfolio is affected by changing economic conditions, the financial position of borrowers, and changes in collateral values from time of loan origination.

The conclusion that a mortgage loan is uncollectible or that collectibility is doubtful is a matter of judgment. On a quarterly basis, the Manager evaluates the Company’s mortgage loan portfolio for impairment. The fact that a loan is temporarily past due does not necessarily mean that the loan is impaired. Rather, all relevant circumstances are considered by the Manager to determine impairment and the need for specific reserves. This evaluation considers among other matters:

•	prevailing economic conditions;

•	historical experience;

•	the nature and volume of the loan portfolio;

•	the borrowers’ financial condition and adverse situations that may affect the borrowers’ ability to pay;

•	evaluation of industry trends;

•	review and evaluation of loans identified as having loss potential; and

•	estimated fair value of any underlying collateral.

Based upon this evaluation the Company’s Manager has not established an allowance for loan losses in the accompanying balance sheet as of March 31, 2004.

Decisions regarding an allowance for loan losses require judgment about the probability of future events. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that the Company experiences losses greater than the amount of its allowance, the Company may incur a charge to its earnings that will adversely affect its operating results and the amount of any distributions payable to its members.

CRITICAL ACCOUNTING ESTIMATES

Revenue Recognition

Interest income on loans is accrued by the effective interest method. The Company does not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due.

Investments in Mortgage Loans

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at amortized cost. Loans sold to or purchased from affiliates are accounted for at the principal balance and no gain or loss is recognized by the Company or any affiliate. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination and may be commissioned by the borrower. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes and timely successful development by the purchaser. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

Allowance for Loan Losses

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit impairment in the Company’s investment in mortgage loans portfolio. The Manager’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors which may indicate estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance.

Secured Borrowing

Loans that have been participated to third party investors through intercreditor agreements (“Agreements”) are accounted for as secured borrowings in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). The Agreements provide the Company additional funding sources for mortgage loans whereby a third party investor (the “Investor”) may participate in certain mortgage loans with the Company, Vestin Mortgage, Vestin Fund I, and/or Vestin Fund II (collectively, the “Lead Lenders”). In the event of borrower non-performance, the intercreditor agreements provides that the Lead Lenders must repay the Investor’s investment amount either by (i) continuing to remit to the Investor the interest due on the participated loan amount; (ii) substituting an alternative loan acceptable to the Investor; or (iii) repurchasing the participated loan amount from the Investor for the outstanding balance plus accrued interest. Consequently, the investor is in a priority lien position against the collateralized loans and mortgage loan financing under the intercreditor arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140.

Pursuant to the participation agreements, the Investor may participate in certain loans with the Lead Lenders. In the event of borrower non-performance, the participation agreements gives the participant the right to require substitution of its interest with another loan, or, if the right of substitution is not exercised and the participant holds more than 50% of the loan, the participant may request that the Lead Lender purchase a portion so that the Lead Lender has at least a 50% pro rata share of the non-performing loan. Consequently, mortgage loan financing under the participation arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140.

CAPITAL AND LIQUIDITY

Liquidity is a measure of a company’s ability to meet potential cash requirements, including ongoing commitments to fund lending activities and for general operational purposes. The Company does not have any significant capital expenditures. Accordingly, the Company believes that cash held at bank institutions will be sufficient to meet the Company’s capital requirements in the next twelve months. The Company does not anticipate the need for hiring any employees, acquiring fixed assets such as office equipment or furniture, or incurring material office expenses during the next twelve months because the Manager will continue to manage the Company’s affairs. The Company is charged by the Manager a monthly management fee of up to 0.25% of the Company’s aggregate capital contributions. Pursuant to the Company’s operating agreement, the Company recorded management fees to the Manager during the three months ended March 31, 2004 of approximately $2,500.

During the three months ended March 31, 2004, cash flows provided by operating activities approximated $140,000. Investing activities consisted of cash provided by loan sales and payoffs of approximately $6 million, cash used in purchases of investments in mortgage loans approximating $16 million. Financing activities consisted of members’ distributions of $30,000 (net of reinvestments).

As of March 31, 2004, members holding approximately 42% of our outstanding units have elected to reinvest their dividends. The level of dividend reinvestment will depend upon our performance as well as the number of our members who prefer to reinvest rather than receive current distributions of their income.

Any significant level of defaults on our outstanding loans could reduce the funds we have available for investment in new loans. Foreclosure proceedings may not generate full repayment of our loans and may result in significant delays in the return of invested funds. This would diminish our capital resources and would impair our ability to invest in new loans. In addition, any significant level of redemptions by our Members would reduce the capital we have available for investment. Such redemptions are limited by the terms of our operating agreement to not more than 10% per calendar year and are subject to other conditions.

The Company had no non-performing assets, which include loans on non-accrual (discussed in Note C of the Company’s financial statements). It is possible that no earnings will be recognized from this classification of assets until they are disposed of, or that no earnings will be recognized at all, and the time it will take to dispose of these assets cannot be predicted.

At March 31, 2004, the Company had $6.6 million in cash and $17.5 million in total assets. It appears the Company has sufficient working capital to meet its operating needs in the near term.

As of March 31, 2004, the Company had secured borrowings of $5 million related to intercreditor agreements. Loans that have been participated to third party investors through intercreditor agreements (“Agreements”) are accounted for as secured borrowings in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). The Agreements provide the Company additional funding sources for mortgage loans whereby a third party investor (the “Investor”) may participate in certain mortgage loans with the Company, Vestin Mortgage, Vestin Fund I, and/or Vestin Fund II (collectively the “Lead Lenders”). In the event of borrower non-performance, the intercreditor agreements provide that the Lead Lenders must repay the Investor’s investment amount either by (i) continuing to remit to the Investor the interest due on the participated loan amount; (ii) substituting an alternative loan acceptable to the Investor; or (iii) repurchasing the participated loan amount from the Investor for the outstanding balance plus accrued interest. Consequently, the investor is in a priority lien position against the collateralized loans and mortgage loan financing under the intercreditor arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140.

The Company maintains working capital reserves of approximately 3% of aggregate members’ capital accounts in cash and cash equivalents, and certificates of deposit. This reserve is available to pay expenses in excess of revenues, satisfy obligations of underlying security properties, expend money to satisfy unforeseen obligations and for other permitted uses of the working capital. Working capital reserves of up to 3% are included in the funds committed to loan investments in determining what proportion of the offering proceeds and reinvested distributions have been invested in mortgage loans.

FACTORS AFFECTING THE COMPANY’S OPERATING RESULTS

The Company’s business is subject to numerous factors affecting its operating results. In addition to the factors discussed above, the Company’s operating results may be affected by:

Risks of Investing in Mortgage Loans

•	The Company’s underwriting standards and procedures are more lenient than conventional lenders in that the Company will invest in loans to borrowers who will not be required to meet the credit standards of conventional mortgage lenders.

•	The Company approves mortgage loans more quickly than other mortgage lenders. Due to the nature of loan approvals, there is a risk that the credit inquiry the Company’s Manager performs will not reveal all material facts pertaining to the borrower and the security.

•	Appraisals may be performed on an “as-if developed” basis, if a loan goes into default prior to development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

•	The Company’s results of operations will vary with changes in interest rates and with the performance of the relevant real estate markets.

•	If the economy is healthy, the Company expects that more people will be borrowing money to acquire, develop or renovate real property. However, if the economy grows too fast, interest rates may increase too much and the cost of borrowing may become too expensive. This could result in a slowdown in real estate lending which may mean the Company will have fewer loans to acquire, thus reducing the Company’s revenues and the distributions to members.

•	If, at a time of relatively low interest rates, a borrower should prepay obligations that have a higher interest rate from an earlier period, investors will likely not be able to reinvest the funds in mortgage loans earning that higher rate of interest. In the absence of a prepayment fee, the investors will receive neither the anticipated revenue stream at the higher rate nor any compensation for their loss. This in turn could harm the Company’s reputation and make it more difficult for the Company to attract investors willing to acquire interest in mortgage loans.

Risk of Defaults

The Company’s performance will be directly impacted by any defaults on the loans in its portfolio. As noted above, the Company may experience a higher rate of defaults than conventional mortgage lenders. The Company seeks to mitigate the risk by estimating the value of the underlying collateral and insisting on low loan to value ratios. However, no assurance can be given that these efforts will fully protect the Company against losses on defaulted loans. Moreover, during the period of time when a defaulted loan is the subject of foreclosure proceedings, it is likely that the Company will earn less (if any) income from such loans, thereby reducing the Company’s earnings.

Competition for Borrowers

The Company considers its competitors for borrowers to be the providers of non-conventional mortgage loans, that is, lenders who offer short-term, equity-based loans on an expedited basis for higher fees and rates than those charged by conventional lenders and mortgage loans investors, such as commercial banks, thrifts, conduit lenders, insurance companies, mortgage brokers, pension funds and other financial institutions that offer conventional mortgage loans. Many of the companies against which the Company competes have substantially greater financial, technical and other resources than the Company does. Competition in the Company’s market niche depends upon a number of factors including price and interest rates of the loan, speed of loan processing, cost of capital, reliability, quality of service and support services.

Effect of Fluctuations in the Economy

The Company’s sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which the Company concentrates its loans, could result in a decline in the demand for real estate development loans. In order to stay fully invested during a period of declining demand for real estate loans, the Company may be required to make loans on terms less favorable to the Company or to make loans involving greater risk to the Company. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although the Company’s lending rates are not directly tied to the Federal Reserve Board’s discount rate, a sustained and widespread decline in interest rates will impact the interest the Company is able to earn on its loans. Since the Company’s loans generally do not have prepayment penalties, declining interest rates may also cause the Company’s borrowers to prepay their loans and the Company may not be able to reinvest the amounts prepaid in loans generating a comparable yield. Moreover, any significant decline in economic activity could adversely impact the ability of the Company’s borrowers to complete their projects and obtain take out financing. This in turn could increase the level of defaults the Company may experience.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk, primarily from changes in interest rates. The Company does not have any assets or liabilities denominated in foreign currencies nor does it own any options, futures or other derivative instruments.

Most of the Company’s assets consist of mortgage loans, including those that are financed under intercreditor agreements. At March 31, 2004, the Company’s aggregate investment in mortgage loans was $5 million with a weighted average contractual yield of 13.80%. Loans financed under intercreditor and participation agreements approximated $5 million at March 31, 2004 and are classified as assets under secured borrowing. Such financing is at a weighted average contractual interest rate of 12.00%. These mortgage loans mature within the next 24 months. All of the outstanding mortgage loans at March 31, 2004 are fixed rate loans. All of the mortgage loans are held for investment purposes and are held to their maturity date. None of the mortgage loans have prepayment penalties.

As of March 31, 2004, the Company had cash and investments in certificates of deposit and other short-term deposit accounts totaling $6.6 million. The Company anticipates that approximately 3% of its assets will be held in such accounts as a cash reserves. Additional deposits in such accounts will be made as funds are received by the Company from new investors and repayment of loans pending the deployment of such funds in new mortgage loans.

The Company believes that these financial assets do not give rise to significant interest rate risk due to their short-term nature.

LEGAL PROCEEDINGS

The staff of the Pacific Regional Office of the Securities and Exchange Commission (“SEC”) has been conducting an informal inquiry into certain matters related to the Company, Vestin Group, Vestin Fund I and Vestin Fund II. The staff of the SEC has not identified the reasons for its inquiry, which remains ongoing as of June 4, 2004. The Company believes that it has fully complied with SEC disclosure requirements and is fully cooperating with the inquiry. The Company cannot at this time predict the outcome of the inquiry.

INDEX TO FINANCIAL STATEMENTS

VESTIN FUND III, LLC
Balance Sheets as of March 31, 2004 (Unaudited) and December 31, 2003	S-9
Statement of Income for the Three Months Ended March 31, 2004 (Unaudited)	S-10
Statement of Members’ Equity for the Three Months Ended March 31, 2004 (Unaudited)	S-11
Statements of Cash Flows for the Three Months Ended March 31, 2004 and for the Period from April 16, 2003 (Inception) through December 31, 2003 (Unaudited)	S-12
Condensed Notes to Financial Statements (Unaudited)	S-13
VESTIN GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets as of March 31, 2004 (Unaudited)	S-18
Consolidated Statements of Operations for the Three Months Ended March 31, 2004 and March 31, 2003 (Unaudited)	S-19
Consolidated Statements of Changes in Stockholders’ Equity for the Three Months Ended March 31, 2004 (Unaudited)	S-20
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2004 and March 31, 2003 (Unaudited)	S-21
Condensed Notes to Consolidated Financial Statements (Unaudited)	S-23

Vestin Fund III, LLC

BALANCE SHEETS

	MARCH 31, 2004	DECEMBER 31, 2003
	(UNAUDITED)
ASSETS
Cash	$6,604,289	$4,952
Interest and other receivables	47,028	—
Investment in mortgage loans	5,000,000	—
Assets under secured borrowings	5,029,851	—
Deferred offering costs	849,347	667,437

	$17,530,515	$672,389

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Due to Manager	$853,971	$673,088
Due to Vestin Group	6,021	—
Secured borrowings	5,029,851	—

Total liabilities	5,889,843	673,088
Members’ equity — at $10 per unit, minimum 1,000,000 units maximum 12,000,000 units, 1,151,170 units issued	11,640,672	(699)

Total members’ equity	11,640,672	(699)

Total liabilities and members’ equity	$17,530,515	$672,389

The accompanying notes are an integral part of this statements.

Vestin Fund III, LLC

STATEMENT OF INCOME

(unaudited)

For the three
months ended
March 31,
2004
Revenues
Interest income from investment in mortgage loans	$298,558
Other income	5,780

Total revenues	304,338

Operating expenses
Management fees to Manager	2,493
Interest expense	117,363
Other	2,595

Total operating expenses	122,451

NET INCOME	$181,887

Net income allocated to members	$181,887

Net income allocated to members per weighted average membership units	$0.17

Weighted average membership units	1,093,043

The accompanying notes are an integral part of this statements.

Vestin Fund III, LLC

STATEMENT OF MEMBERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(unaudited)

	Units	Amount
Members’ equity at 12/31/03	—	$(699)
Issuance of units	1,148,959	11,489,588
Distributions	—	(52,217)
Reinvestments of distributions	2,211	22,113
Net income	—	181,887

Members’ equity at 3/31/04	1,151,170	$11,640,672

The accompanying notes are an integral part of this statements.

Vestin Fund III, LLC

STATEMENTS OF CASH FLOWS

(unaudited)

	For the three
	months ended	For the period from
	March 31,	April 16, 2003 (Inception)
	2004	through December 31, 2003
Cash flows from operating activities:
Net income (loss)	$181,887	$(699)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Change in operating assets and liabilities:
Interest and other receivables	(47,028)	—
Due to Manager	—	5,651
Due to Vestin Group	4,994	—

Net cash provided (used) by operating activities	139,853	4,952

Cash flows from investing activities:
Proceeds received from sale of mortgage loan	6,000,000	—
Investments in mortgage loans in real estate	(1,000,000)	—
Purchase of investments in mortgage loans from Vestin Fund II, LLC	(10,000,000)	—

Net cash used by investing activities	(5,000,000)	—

Cash flows from financing activities:
Proceeds from issuance of member units	11,966,601	—
Members’ redemptions	(477,013)	—
Reinvestments of distributions	22,113	—
Distributions	(52,217)	—

Net cash provided by financing activities	11,459,484	—

NET CHANGE IN CASH	6,599,337	4,952
Cash, beginning	4,952	—

Cash, ending	$6,604,289	$4,952

Non-cash financing activities:
Offering costs paid by Vestin Mortgage, Inc. and Vestin Group, Inc. recorded as deferred offering costs and due to manager on the accompanying balance sheet.	$181,910	$667,437

Interest paid during the period	$117,363	$—

The accompanying notes are an integral part of this statements.

VESTIN FUND III, LLC

CONDENSED NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited)

NOTE A — ORGANIZATION

Vestin Fund III, LLC, a Nevada limited liability company (the “Company”), is primarily engaged in the business of investing in mortgage loans, where collateral is real property, and intends to invest in income-producing real property such as office, industrial and retail properties, multifamily residential units, and assisted living facilities. The Company was organized on April 16, 2003 and will continue until December 31, 2023 unless dissolved or extended under the provisions of the Company’s operating agreement. As a company investing in mortgage loans and raising funds through a public offering, the Company is subject to the North American Securities Administration Act Mortgage Program Guidelines (the “NASAA Guidelines”) promulgated by the state securities administrators.

The manager of the Company is Vestin Mortgage, Inc. (the “Manager”), a Nevada corporation engaged in the business of brokerage, placement and servicing of commercial loans secured by real property. The Manager is a wholly owned subsidiary of Vestin Group, Inc. (“Vestin Group”), a Delaware corporation, whose common stock is publicly held and traded on the Nasdaq National Market under the symbol “VSTN.” Vestin Group has received notice from Nasdaq that it no longer meets the minimum value of publicly held shares and shareholder’s equity required for inclusion on the Nasdaq National Market. Vestin Group has applied for transfer to the Nasdaq Small Cap Market. Through its subsidiaries, Vestin Group is engaged in asset management, real estate lending and other financial services and has originated over $1.7 billion in real estate loans. The operating agreement provides that the Manager controls the daily operating activities of the Company; including the power to assign duties, to determine how to invest the Company’s assets, to sign bills of sale, title documents, leases, notes, security agreements, mortgage investments and contracts, and to assume direction of the business operations. As a result, the operating results of the Company are dependent on the Manager’s ability and intent to continue to service the Company’s assets. The operating agreement also provides that the members have certain rights, including the right to terminate the Manager subject to a majority vote of the members.

Vestin Mortgage, Inc. is also the Manager of Vestin Fund I, LLC, (“Fund I”), Vestin Fund II, LLC (“Fund II”) and inVestin Nevada, Inc., entities in similar businesses as the Company.

The financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s annual report on Form 10-K for the year ended December 31, 2003.

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, all of the Company’s mortgage loans require interest only payments with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at amortized cost. Loans sold to or purchased from affiliates are accounted for at the principal balance and no gain or loss is recognized by the Company or any affiliate. Loan-to-value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes and timely successful development by the purchaser. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

3. DEFERRED OFFERING COSTS

Vestin Mortgage will be reimbursed by the Company for up to 2% of gross proceeds of the offering. As of March 31, 2004, the Company had incurred approximately $849,000 of offering costs paid by Vestin Mortgage on behalf of the Company, which amounts were recorded as deferred offering costs. These deferred offering costs, which are primarily legal, accounting and registration fees, will be converted to membership units at a price of $10 per unit once the Company receives sufficient gross proceeds to ensure the deferred offering costs do not exceed 2% of the gross proceeds of the offering. Any additional offering costs incurred by the Company will be converted to membership units in the Company up to 2% of the gross proceeds of the offering and any additional costs may be absorbed by Vestin Mortgage.

4. SECURED BORROWING

As of March 31, 2004, the Company had secured borrowings of approximately $5 million related to intercreditor agreements. Loans that have been participated to third party investors through intercreditor agreements (“Agreements”) are accounted for as secured borrowings in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). The Agreements provide the Company additional funding sources for mortgage loans whereby a third party investor (the “Investor”) may participate in certain mortgage loans with the Company, Vestin Mortgage, Vestin Fund I, and/or Vestin Fund II (collectively the “Lead Lenders”). In the event of borrower non-performance, the intercreditor agreements provide that the Lead Lenders must repay the Investor’s investment amount either by (i) continuing to remit to the Investor the interest due on the participated loan amount; (ii) substituting an alternative loan acceptable to the Investor; or (iii) repurchasing the participated loan amount from the Investor for the outstanding balance plus accrued interest. Consequently, the investor is in a priority lien position against the collateralized loans and mortgage loan financing under the intercreditor arrangement is accounted for as a secured borrowing in accordance with SFAS No. 140.

NOTE C — INVESTMENTS IN MORTGAGE LOANS

Investments in mortgage loans as of March 31, 2004 are as follows:

	Number		Weighted
Loan	Of		Average	Portfolio	Loan
Type	Loans	Balance	Interest Rate	Percentage	To Value*
Acquisition	1	$1,000,000	13.00%	20.00%	57.34%
Bridge	1	4,000,000	14.00%	80.00%	63.76%

	2	$5,000,000	13.80%	100.00%	62.48%

* Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated no greater than 12 months prior to the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

	March 31, 2004	Portfolio
Loan Type	Balance	Percentage
First mortgages	$5,000,000	100.00%

	$5,000,000	100.00%

The following is a schedule of contractual maturities of investments in mortgage loans as of March 31, 2004:

2004	$4,000,000
2005	1,000,000

$5,000,000

The following is a schedule by geographic location of investments in mortgage loans as of:

	March 31, 2004	Portfolio
	Balance	Percentage
Colorado	$1,000,000	20.00%
Florida	4,000,000	80.00%

	$5,000,000	100.00%

The Company has six mortgage loan products consisting of bridge, commercial, construction, acquisition and development, land, and residential loans. The effective interest rates on all product categories range from 13% to 14%. Revenue by product will fluctuate based upon relative balances during the period.

At March 31, 2004, all of the Company’s loans were performing (less than 90 days past due on interest payments). The Company’s Manager periodically evaluates all loans and concluded the underlying collateral is sufficient to protect the Company. Accordingly, no specific allowance for loan losses was deemed necessary for these loans.

As of March 31, 2004, the Company’s Manager had not granted extensions to the terms of the original loan agreements. Such extensions are generally provided on loans where the original term was 12 months or less and where a borrower requires additional time to complete a construction project or negotiate take out financing.

Decisions regarding an allowance for loan losses require management’s judgment. As a result, there is an inherent risk that such judgment will prove incorrect. In such event, actual losses may exceed (or be less than) the amount of any allowance. To the extent that the Company experiences losses greater than the amount of its allowance, the Company may incur a charge to its earnings that will adversely affect its operating results and the amount of any distributions payable to its members.

NOTE D — RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2004, the Company recorded management fees to the Company’s Manager of approximately $2,500. The Company also owes the Company’s Manager and Vestin Group for expenses of approximately $860,000 primarily related to deferred offering costs.

During the three months ended March 31, 2004, the Company purchased $10,000,000 in investments in mortgage loans from Fund II. These transactions were undertaken in order to allow the Company to begin generating revenues with its investments.

NOTE E — SECURED BORROWINGS

As of March 31, 2004, the Company had $5 million in secured borrowings pursuant to intercreditor agreements with the related amounts included in assets under secured borrowings. For the three-month periods ended March 31, 2004, the Company recorded interest expense of approximately $117,000 related to the secured borrowings.

NOTE F — RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB revised Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The Company has evaluated its relationships and interest in entities that might be considered VIEs and concluded that no prerequisite conditions exist. Accordingly, the adoption of FIN 46 did not have an effect on the Company’s financial statements.

NOTE G — LITIGATION INVOLVING THE MANAGER

Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc., a company wholly owned by Michael Shustek, the largest shareholder and CEO of Vestin Group are defendants in a civil action entitled Desert Land, L.L.C. et al. v. Owens Financial Group, Inc. et al (the “Action”). The Action was initiated by Desert Land, L.L.C. (“Desert Land”) on various loans arranged by Del Mar Mortgage, Inc. and/or Vestin Mortgage. On April 10, 2003, the United States District Court for the District of Nevada (the “Court”) entered judgment jointly and severally in favor of Desert Land against Vestin Group, Vestin Mortgage and Del Mar Mortgage, Inc. Judgment was predicated upon the Court’s finding that Del Mar Mortgage, Inc. received an unlawful penalty fee from the plaintiffs.

Defendants subsequently filed a motion for reconsideration. The Court denied the motion and, on August 13, 2003, held that Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc. are jointly and severally liable for the judgment in the amount of $5,683,312 (which amount includes prejudgment interest and attorney’s fees). On August 27, 2003, the Court stayed execution of the judgment against Vestin Group and Vestin Mortgage based upon the posting of a bond in the amount of $5,830,000. The bond was arranged by Michael Shustek and was posted without any cost or obligation to Vestin Group and Vestin Mortgage. Additionally, Del Mar Mortgage, Inc. has indemnified Vestin Group and Vestin Mortgage for any losses and expenses in connection with the Action, and Mr. Shustek has guaranteed the indemnification. On September 12, 2003, all of the defendants held liable to Desert Land appealed the judgment to the Ninth Circuit United States Court of Appeals. The Company is not a party to the Action.

NOTE H — LITIGATION INVOLVING THE COMPANY

The staff of the Pacific Regional Office of the Securities and Exchange Commission (“SEC”) has been conducting an informal inquiry into certain matters related to the Company, Vestin Group, Vestin Fund I and Vestin Fund II. The staff of the SEC has not identified the reasons for its inquiry, which remains ongoing as of May 17, 2004. The Company believes that it has fully complied with SEC disclosure requirements and is fully cooperating with the inquiry. The Company cannot at this time predict the outcome of the inquiry.

The Company believes that it is not a party to any pending legal or arbitration proceedings that would have a material adverse effect on the Company’s financial condition or results of operations or cash flows, although it is possible that the outcome of any such proceedings could have a material impact on the Company’s net income in any particular period.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET

March 31, 2004

(Unaudited)

ASSETS
Cash	$4,272,238
Accounts receivable	4,344,346
Interest receivable	10,199
Due from related parties	2,804,469
Note receivable	400,000
Notes receivable — related party	87,964
Investments in real estate held for sale	8,024,614
Investments in mortgage loans on real estate, net of allowance of $110,000	473,035
Other investments — related parties	3,316,173
Deferred tax asset	1,262,771
Property and equipment, net	865,707
Other assets	154,678

Total assets	$26,016,194

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$2,080,348
Due to related parties	280,782
Dividend payable	74,817
Deferred income	2,443,750
Income taxes payable	2,067,401
Notes payable — related party	2,335,518
Notes payable	374,654
Capital leases payable	143,835

Total liabilities	$9,801,105

Commitments and contingencies	—
Stockholders’ equity
Preferred stock, $.0001 par value; 20 million shares authorized; 897,800 shares issued and outstanding	90
Common stock, $.0001 par value; 100 million shares authorized 5,328,340 shares issued and outstanding	532
Additional paid-in capital	11,623,791
Treasury stock	(544,305)
Retained earnings	5,134,981

Total stockholders’ equity	16,215,089

Total liabilities and stockholders’ equity	$26,016,194

The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended
	March 31, 2004	March 31, 2003
Revenues
Loan placement and related fees	$8,168,748	$7,142,996
Interest income	43,488	183,862
Gain from settlement of lawsuit	5,850,000	—
Other revenues	392,477	426,119

Total revenues	14,454,713	7,752,977

EXPENSES
Sales and marketing expenses	2,868,338	4,202,789
General and administrative expenses	3,867,710	5,157,484
Valuation losses on real estate held for sale	600,000	—
Interest expense	12,925	95,358

Total expenses	7,348,973	9,455,631

Income (loss) from operations before provision (benefit) for income taxes	7,105,740	(1,702,654)
Provision (benefit) for income taxes	2,425,264	(578,902)

NET INCOME (LOSS)	4,680,476	(1,123,752)
Preferred stock dividends	224,450	226,950

Net income (loss) applicable to common shareholders	$4,456,026	$(1,350,702)

Earnings (loss) per common share — Basic	$0.87	$(0.25)

Earnings (loss) per common share — Diluted	$0.60	$(0.25)

Weighted average number of common shares outstanding — Basic	5,150,340	5,327,718

Weighted average number of common shares outstanding — Diluted	7,422,882	5,327,718

The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Three Months Ended March 31, 2004

(Unaudited)

	Preferred Stock		Common Stock		Treasury Stock		Additional
							Paid-in	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2004	897,800	$90	5,328,340	$532	(178,000)	$(544,305)	$9,767,187	$678,955	$9,902,459
Expenses related to issuance of warrants	—	—	—	—	—	—	1,856,604	—	1,856,604
Dividends paid on preferred stock	—	—	—	—	—	—	—	(224,450)	(224,450)
Net income	—	—	—	—	—	—	—	4,680,476	4,680,476

Balance at March 31, 2004	897,800	$90	5,328,340	$532	(178,000)	$(544,305)	$11,623,791	$5,134,981	$16,215,089

The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended
	March 31, 2004	March 31, 2003
Cash flow from operating activities:
Net income (loss)	$4,680,476	$(1,123,752)
Adjustments to reconcile net income (loss) from operations to net cash provided (used) by operating activities:
Depreciation	67,026	40,866
Stock based compensation	1,856,604	232,076
Capital contribution to Fund I	—	1,600,000
Gain from settlement of lawsuit	(3,600,000)	—
Provision for loan losses	—	50,000
Valuation loss on real estate held for sale	600,000	—
Changes in operating assets and liabilities:
Accounts receivable	(200,074)	(1,626,936)
Interest receivable	450	67,477
Due from related parties	(638,414)	(855,931)
Other assets	(10,473)	20,028
Deferred tax asset	616,757	—
Accounts payable and accrued expenses	(1,953,229)	1,534,229
Due to related party	280,782	—
Deferred income	(431,250)	—
Income taxes payable	1,808,507	(578,902)

Net cash provided (used) by operating activities	3,077,162	(640,845)

Cash flows from investing activities:
Purchase of property and equipment	(35,513)	(61,625)
Purchase of investment in real estate held for sale	—	(1,100,000)
Proceeds from sale of investment in real estate held for sale	250,000	—
Purchase of other investments — related party	(179,411)	—
Proceeds from the sale of investments in mortgage loans on real estate to Fund II	—	2,297,925
Proceeds from the sale of investments in mortgage loans on real estate from other related party	295,000	—
Purchase of investments in mortgage loans on real estate	—	(394,170)
Proceeds from sale of investments in mortgage loans on real estate	75,000	539,745

Net cash provided by investing activities	405,076	1,281,875

The accompanying notes are an integral part of these statements.

Vestin Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

(Unaudited)

	For the Three Months Ended
	March 31, 2004	March 31, 2003
Cash flows from financing activities:
Payments on lines of credit	$—	$(2,000,000)
Proceeds from notes payable		1,100,000
Payments on notes payable	(1,100,000)	—
Payments on capital leases	(16,605)	—
Common stock options exercised	—	16,000
Payment of dividend on preferred stock	(224,450)	(226,950)
Payment of dividend on common stock	—	(639,372)

Net cash used in financing activities	(1,341,055)	(1,750,322)

NET CHANGE IN CASH	2,141,183	(1,109,292)
Cash at beginning of period	2,131,055	2,523,017

Cash at end of period	$4,272,238	$1,413,725

Supplemental cash flow information:
Cash paid for federal income taxes	$—	$—

Cash paid for interest	$12,925	$95,358

Non-cash investing and financing activities:
Sale of investment in real estate held for sale for which proceeds not received until April 2004	$1,761,589	$—

Dividends declared on preferred stock	$74,817	$75,650

Notes payable assumed through foreclosure	$—	$244,654

Notes payable — related parties assumed through foreclosure	$—	$802,363

Note payable related to capital contribution to Fund I	$—	$723,763

In substance receipt of amounts due from Fund I related to capital contribution in Fund I	$—	$876,237

Investments in real estate held for sale acquired through foreclosure and judgments	$3,600,000	$1,094,914

Investment in real estate held for sale acquired for investments in mortgage loans on real estate	$—	$478,829

The accompanying notes are an integral part of these statements.

VESTIN GROUP, INC.
AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION

Vestin Group, Inc. (“Vestin” or “the Company”) conducts its operations primarily through Vestin Mortgage, Inc., a wholly owned subsidiary (“Vestin Mortgage”). Vestin Mortgage operates as a mortgage broker licensed in the state of Nevada. Vestin Mortgage is engaged in the brokerage and placement of commercial loans secured by real property. Vestin Mortgage’s primary operations consist of the brokerage and placement of commercial, construction, acquisition and development, land, and residential mortgage loans secured by real property as well as managing three publicly held funds, Vestin Fund I, LLC (“Fund I”), Vestin Fund II, LLC (“Fund II”), Vestin Fund III, LLC (“Fund III”), collectively referred to as (the “Funds”) and an entity owned by the Company’s Chief Executive Officer, inVestin Nevada, Inc. (“inVestin Nevada”), which invest in mortgage loans. Fund III will also invest in real estate. Vestin Mortgage, as manager of the Funds and inVestin Nevada will be referred to as “Manager.”

Vestin Capital, Inc., a wholly owned subsidiary of the Company, serves as the lead broker dealer on the sale of units for the Funds and also provides administrative services. Vestin Capital does not receive any commissions from the sale of units for the Funds. Rather, Vestin Capital receives an administrative fee from Vestin Mortgage related to the maintenance of investor files and general investor services.

Vestin Advisors, Inc., a wholly owned subsidiary of the Company, is a licensed trust company in the state of Nevada that serves as a custodian for individual retirement accounts of investors in Vestin products.

JLS Advertising, a wholly owned subsidiary of the Company, is an advertising company formed solely for the purposes of providing advertising buying power for the Company’s marketing efforts. There was no specific operating activity in this company during the three months ended March 31, 2004 and 2003.

The Company operates in one business segment.

The interim consolidated financial statements present the balance sheet, statements of income, stockholders’ equity and cash flows of Vestin Group, Inc. and its subsidiaries. The interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

The interim consolidated financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of March 31, 2004 and the results of operations and cash flows presented herein have been included in the consolidated financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The accompanying consolidated financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB/A for the year ended December 31, 2003 of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include expected useful lives of property and equipment, allowance for accounts receivable, allowances for investments in mortgage loans on real estate, and valuations of real estate held for sale. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue primarily from loan placement fees, loan servicing fees and extension fees. Loan placement fees are generally recorded as revenue at the close of escrow and reduced by direct loan placement costs on loans which the Company has not recorded as investments in mortgage loans on its financial statements.

Typically, deeds of trust related to loans placed are initially in the Company’s name to facilitate the loan placement process. Upon arranging a funding source for such loans, the deeds of trust are assigned to the respective investor (i.e., the Funds). Loan servicing fees are recorded as revenue when such services are rendered. Servicing fees represent the interest spread between what is paid to the investor and what the borrower pays for the use of the money, which can vary from loan to loan. Servicing costs approximate servicing fees and therefore, the Company has not recognized a servicing asset or liability. Extension fees are generally recorded as revenue at the extension grant date.

Interest income on investments in mortgage loans on real estate is recorded when earned. The Company does not recognize interest income from loans once they are determined to be impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest is 90 days past due.

Investments in Real Estate Held for Sale

Real estate held for sale includes real estate acquired through foreclosure and is carried at the lower of cost or the property’s estimated fair value, less estimated costs to sell. The Company seeks to sell properties acquired through foreclosure as quickly as circumstances permit.

Investments in Mortgage Loans

Investments in mortgage loans are secured by trust deeds and mortgages. Generally, the Company’s mortgage loans require interest only payments, either through payments or decrease of an interest reserve, with a balloon payment of the principal at maturity. The Company has both the intent and ability to hold mortgage loans until maturity and therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost. Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals, which may be commissioned by the borrower, are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often drastically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

Allowance for Loan Losses

The Company maintains an allowance for loan losses on its investment in mortgage loans for estimated credit impairment in the Company’s investment in mortgage loans portfolio. The Company’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors including, but not limited to, estimated losses on the loans. Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses. Subsequent recoveries of amounts previously charged off are added back to the allowance.

Income taxes

The Company accounts for its income taxes using the liability method, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 — STOCK-BASED COMPENSATION

The Company has stock-based compensation plans covering the majority of its employees, a plan covering the Company’s Board of Directors, and plans related to employment contracts with certain Executive Officers of the Company. The Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related Interpretations. Accordingly, no compensation expense is recognized for fixed option plans because the exercise prices of employee stock options equal or exceed the market prices of the underlying stock on the dates of grant.

Under APB 25, compensation cost is recognized for stock options granted to employees when the option is less than the market price of the underlying common stock on the date of grant. SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” and SFAS No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” require disclosures as if the Company had applied the fair value method to employee awards rather than the intrinsic value method. The Company has determined that it will not adopt SFAS No. 123 to account for employee stock options using the fair value method. The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company’s fair value calculations for awards from stock option plans were made using the Black-Scholes option pricing model.

The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions SFAS 123 to stock-based employee compensation:

	For the three months ended
	March 31,	March 31,
	2004	2003
Net income (loss), as reported	$4,680,476	$(1,123,752)
Add: Stock-based compensation expense included in reported income (loss), net of related tax effects	—	—
Deduct: Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(150,802)	(324,845)

Pro forma net income (loss)	$4,529,674	$(1,448,597)

Net income (loss) per common share
Basic income (loss), as reported	$0.87	$(0.25)

Basic income (loss), pro forma	$0.88	$(0.31)

Diluted income (loss), as reported	$0.60	$(0.25)

Diluted income (loss), pro forma	$0.61	$(0.31)

As required, the pro forma disclosures above include options granted since January 1, 1995. Consequently, the effects of applying SFAS 123 for providing pro forma disclosures may not be representative of the effects on reported net income for future years until all options outstanding are included in the pro forma disclosures. For purposes of pro forma disclosures, the estimated fair value of stock-based compensation plans and other options is amortized to expense primarily over the vesting period.

NOTE 4 — RELATED PARTY TRANSACTIONS

Notes receivable – In 2000, we loaned a former employee approximately $251,000 to enable him to operate, develop and grow a California real estate loan fund. The Company does not have any affiliations with the California real estate loan fund. The loan is unsecured but is a full recourse loan. The interest rate of 10% is payable on a semi-annual basis and originally matured on April 19, 2004. During April 2004, the Company received a payoff of $30,000 and a six month extension was granted on the new principal balance of $57,964. The loan now matures on September 30, 2004.

Due from related parties totaling $2,804,469 as of March 31, 2004 are comprised of the following:

Amounts due from Fund I totaling $528,042 relate to management fees, earnings on units in Fund I, and reimbursable expenses. Amounts due from Fund I bear no interest and are due on demand.

Amounts due from Fund II totaling $1,983,522 relate to management fees, earnings on units in Fund II, and reimbursable expenses. Amounts due from Fund II bear no interest and are due on demand.

Advances to C-5, LLC totaling $208,237 relate to various expenses paid for travel related to an aircraft usage agreement as discussed below.

Amounts due from the majority stockholder and Chief Executive Officer of the Company totaling $65,261 related to various advances and legal costs paid by Vestin Mortgage on his behalf.

Amounts due from inVestin Nevada, Inc. (“inVestin Nevada”) totaling $19,407 related to management fees earned by Vestin Mortgage. Such amounts bear no interest and are due on demand. In October 2002, inVestin Nevada, a corporation wholly-owned by the Chief Executive Officer of the Company was created as an additional funding source for the Company that will seek to raise $100,000,000 through the sale of subordinated notes to Nevada residents. Vestin Mortgage has entered into an agreement to provide management services to inVestin Nevada whereby Vestin Mortgage will receive a monthly management fee equal to the first four percent (4%) of revenues earned by the Company above the average aggregate interest paid to the debenture holders. For the three months ended March 31, 2004, Vestin Mortgage earned $19,407 related to the agreement.

Other investments – related parties totaling $3,136,173 of March 31, 2004 of the following:

The Company’s investments in units of the Funds totaling $2,881,798.

Investments in collateralized mortgage obligations which are controlled by a company wholly owned by the Company’s Chief Executive Officer totaling $434,375.

During the three-month periods ended March 31, 2004 and 2003, the Company paid $306,436 and $245,761, respectively, for legal fees to a law firm in which the Secretary of the Company has an equity ownership interest.

The Company’s Chief Financial Officer and Tax Manager are equity owners in L.L. Bradford & Company, LLC, a Certified Public Accounting firm (“L.L. Bradford”). For the three-month periods ended March 31, 2004 and 2003, approximately $72,545 and $37,500, respectively, was paid to L.L. Bradford for accounting and consulting services provided to the Company.

For the three-month periods ended March 31, 2004 and 2003, the Company recorded revenues of approximately $13,000 and $27,000, respectively, from its investment in Fund I as a result of distributions declared during those periods. Vestin Mortgage, as the manager, is entitled to a monthly management fee of up to 0.25% of the aggregate capital contributions to Fund I. During the three month periods ended March 31, 2004 and 2003, Vestin Mortgage recorded management fees from Fund I of approximately $64,000 and $63,000, respectively.

For the three month periods ended March 31, 2004 and 2003, the Company recorded revenues of approximately $18,000 and $31,000, respectively, from its investment in Fund II as a result of distributions declared during those periods. Vestin Mortgage as the manager is entitled to a monthly management fee of up to 0.25% of the aggregate capital contributions to Fund II. During the three month periods ended March 31, 2004 and 2003, Vestin Mortgage recorded management fees from Fund II approximating $258,000 and $209,000, respectively.

Vestin Mortgage as the Manager of Fund III is entitled to a monthly management fee of up to 0.25% of the aggregate capital contributions to Fund III. During the three months ended March 31, 2004, Vestin Mortgage recorded management fees from Fund III approximating $2,500.

During the three month periods ended March 31, 2004, the Company sold $0.3 million in loans to an entity wholly owned by the Company’s Chief Executive Officer.

The Company relies primarily on Fund I and Fund II as funding sources for mortgage loans brokered. The Company placed approximately $142.3 million and $55.4 million in mortgage loans in the three month periods ended March 31, 2004, and 2003, respectively. These loans were primarily funded by Fund I and Fund II.

During the three months ended March 31, 2004, the Company paid approximately $204,300 to C5, LLC, a company wholly owned by the Company’s Chief Executive Officer pursuant to an Aircraft Usage Agreement. The agreement allows the Company to use an airplane on a preferred basis over any other proposed user. The Company used the airplane primarily for marketing and lending activities. The Company is required to pay a monthly fee based on an hourly rate of $3,000 per hour for the first 10 hours and $2,500 per hour for each hour thereafter. The Company is required to make a minimum monthly payment equivalent to 16 hours of usage ($45,000). The terms of the agreement were approved by the Company’s Board of Directors. The Company believes based upon a review of aircraft rental rates that the terms of the Aircraft Usage Agreement are fair and reasonable to the Company.

NOTE 5 — INVESTMENTS IN MORTGAGE LOANS ON REAL ESTATE

As of March 31, 2004, all outstanding mortgage loans were current and performing according to their terms. No outstanding mortgage loans were past due with respect to payment of interest at March 31, 2004. See Note 6 for information with respect to properties acquired through foreclosure on certain defaulted mortgage loans. Management has evaluated the collectibility of the loans in foreclosure in light of the category and dollar amounts of such loans, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Due to economic uncertainties and historical loss experience, the Company’s management has established a reserve for inherent losses in the portfolio totaling $110,000 based on the Company’s policies and procedures regarding the valuation of its investments in mortgage loans on real estate as a long-term investment.

Loan to value ratios are based on appraisals obtained at the time of loan origination and may not reflect subsequent changes in value estimates. Such appraisals are generally dated within 12 months of the date of loan origination. The appraisals may be for the current estimate of the “as-if developed” value of the property, which approximates the post-construction value of the collateralized property assuming that such property is developed. As-if developed values on raw land loans or acquisition and development loans often dramatically exceed the immediate sales value and may include anticipated zoning changes, selection by a purchaser against multiple alternatives, and successful development by the purchaser; upon which development is dependent on availability of financing. As most of the appraisals will be prepared on an as-if developed basis, if a loan goes into default prior to any development of a project, the market value of the property may be substantially less than the appraised value. As a result, there may be less security than anticipated at the time the loan was originally made. If there is less security and a default occurs, the Company may not recover the full amount of the loan.

NOTE 6 — INVESTMENTS IN REAL ESTATE HELD FOR SALE

At March 31, 2004, the Company had various properties with a carrying value totaling $8,024,614, which were acquired through foreclosure and recorded as investments in real estate held for sale and secure specific payables as discussed in Notes 7 and 8. Such investments in real estate held for sale are accounted for at the lower of cost or fair value less costs to sell, based on appraisals and knowledge of local market conditions. It is not the Company’s intent to invest in or own real estate acquired through foreclosure. The Company seeks to sell properties acquired through foreclosure as quickly as circumstances permit.

	% of	Adjusted
Description	ownership	Carrying value
Raw land in Utah*	100%	$2,400,000
Raw land in Las Vegas, Nevada	100%	595,860
Raw land in Las Vegas, Nevada	100%	343,840
30-unit condominium project in Las Vegas, Nevada	83%	1,084,914
Raw land in Mesquite, Nevada	100%	3,600,000

Total		$8,024,614

* This property is subject to a lien related to a Special Improvement District (“SID”) which is not due and payable until such time as the Company sells the property to a third party. If the Company begins development on the property, the costs related to the SID will be assessed to the buyers of each individual parcel resulting in no gain or loss to the Company.

Below is a rollforward of investments in real estate held for sale for the three months ended March 31, 2004:

	Balance at				Balance at
	January 1,			Valuation	March 31,
Description	2004	Acquisitions	Sales	Adjustments	2004
Raw land in Utah	$3,000,000	$—	$—	$(600,000)	$2,400,000
Raw land in Las Vegas, Nevada	595,860	—	—	—	595,860
Raw land in Las Vegas, Nevada	593,840	—	(250,000)	—	343,840
30-unit condominium project in Las Vegas, Nevada	1,084,914	—	—	—	1,084,914
Raw land in Mesquite, Nevada	—	3,600,000		—	3,600,000
Residence in Las Vegas, Nevada	1,761,589	—	(1,761,589)	—	—

Total	$7,036,203	$3,600,000	$(2,011,589)	$(600,000)	$8,024,614

NOTE 7 — NOTES PAYABLE

Notes payable as of March 31, 2004, consists of promissory notes totaling $374,654 to various parties related to foreclosed real estate properties. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on these notes.

NOTE 8 — NOTES PAYABLE – RELATED PARTY

Notes payable – related party totaling $2,335,518 as of March 31, 2004, consists of the following:

Note payable to a company solely owned by the Company’s Chief Executive Officer totaling $158,000 related to developed parcels of land. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Note payable to an entity controlled by the Company’s Chief Executive Officer totaling $569,061 related to vacant land. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Note payable to entities controlled by the Company’s Chief Executive Officer totaling $806,094 related to vacant land. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Notes payable to entities controlled by the Company’s Chief Executive Officer totaling $541,901 related to an apartment complex. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

Notes payable to entities controlled by the Company’s Chief Financial Officer totaling $260,462 related to an apartment complex. Since the Company acquired the properties through foreclosure, it is not required and does not intend to pay interest on this note.

NOTE 9 — DIVIDENDS PAYABLE

In March 2004, the Company declared a cash dividend to preferred stockholders of approximately $0.08 per share that was paid in April 2004.

NOTE 10 — EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share exclude the effects of dilution and are computed by dividing net income (loss) available to common shareholders adjusted for dividends to preferred shareholders by the weighted average amount of common stock outstanding for the periods. Diluted earnings (loss) per share reflect the potential dilution that may occur if options, convertible preferred stock or other contracts to issue stock were exercised or converted into common stock. During the three months ended March 31, 2004 and 2003, basic and diluted earnings per share included adjustments for dividends to preferred shareholders of $224,450 and $226,950, respectively. For the three months ended March 31, 2004, options and warrants to purchase 3,541,663 and 2,841,672 shares, respectively, of common stock were excluded from the computation of diluted earnings per share because their effect would be antidilutive.

NOTE 11 — RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses consolidation by business enterprises of variable interest entities (“VIEs”). The accounting provisions and expanded disclosure requirements for VIEs are effective at inception for VIEs created after January 31, 2003, and are effective for reporting periods beginning after June 15, 2003 for VIEs created prior to February 1, 2003. An entity is subject to consolidation according to the provisions of FIN 46 if, by design, either (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) as a group, the holders of the equity investment at risk lack: (a) direct or indirect ability to make decisions about an entity’s activities’ (b) the obligation to absorb the expected losses of the entity if they occur; or (c) the right to receive the expected residual returns of the entity if they occur. In general, FIN 46 will require a VIE to be consolidated when an enterprise has a variable interest that will absorb a majority of the VIE’s expected losses or receive a majority of the VIE’s expected residual return. The Company continues to evaluate its relationships and interest in entities that may be considered VIEs. The impact of adopting FIN 46 on the Consolidated Financial Statements is still being reviewed.

In October 2003, the AICPA issued SOP 03-3 Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan with the evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable at acquisition, that the Partnership will be unable to collect all contractually required payments receivable. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. The Company does not expect SOP 03-3 to have a material impact on its consolidated financial position or results of operations.

NOTE 12 — LEGAL PROCEEDINGS

Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc., a company wholly owned by Michael Shustek, the largest stockholder and CEO of Vestin Group are defendants in a civil action entitled Desert Land, L.L.C. et al. v.

Owens Financial Group, Inc. et al (the “Action”). The Action was initiated by Desert Land, L.L.C. (“Desert Land”) on various loans arranged by Del Mar Mortgage, Inc. and/or Vestin Mortgage. On April 10, 2003, the United States District Court for the District of Nevada (the “Court”) entered judgment jointly and severally in favor of Desert Land against Vestin Group, Vestin Mortgage and Del Mar Mortgage, Inc. Judgment was predicated upon the Court’s finding that Del Mar Mortgage, Inc. received an unlawful penalty fee from the plaintiffs.

Defendants subsequently filed a motion for reconsideration. The Court denied the motion and, on August 13, 2003, held that Vestin Group, Vestin Mortgage, and Del Mar Mortgage, Inc. are jointly and severally liable for the judgment in the amount of $5,683,312 (which amount includes prejudgment interest and attorney fees). On August 27, 2003, the Court stayed execution of the judgment against Vestin Group and Vestin Mortgage based upon the posting of a bond in the amount of $5,830,000. Mr. Shustek personally posted a cash bond without any cost or obligation to Vestin Group and Vestin Mortgage. Additionally, Del Mar Mortgage, Inc. has indemnified Vestin Group and Vestin Mortgage for any losses and expenses in connection with the Action, and Mr. Shustek has guaranteed the indemnification with his cash bond. On September 12, 2003, all of the defendants held liable to Desert Land appealed the judgment to the United States Court of Appeals for the Ninth Circuit.

The staff of the Pacific Regional Office of the Securities and Exchange Commission (“SEC”) has been conducting an informal inquiry into certain matters related to the Company, Fund I, Fund II and Fund III. The staff of the SEC has not identified the reasons for its inquiry, which remains ongoing as of May 17, 2004. We believe that we have fully complied with SEC disclosure requirements and are fully cooperating with the inquiry. We cannot at this time predict the outcome of the inquiry.

On May 30, 2003, Vestin Mortgage filed a civil action against First American Title Company in the Utah Third District Court (Case No. 030912242) for various causes of action in connection with First American Title Company’s alleged failure to note in its title report a bond assessment on certain foreclosed land in Utah. First American Title Company subsequently filed for dismissal and the case was dismissed on November 5, 2003. On March 2, 2004, Vestin Mortgage appealed the judgment to the Utah Court of Appeals.

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising in connection with the conduct of their business activities. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. The Company believes that it is not a party to, nor are any of its subsidiaries the subject of, any pending legal or arbitration proceedings that would have a material adverse effect on the Company’s financial condition or results of operations or cash flows, although it is possible that the outcome of any such proceedings could have a material impact on the Company’s net income in any particular period.